Exhibit 99.3

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this “Agreement”) is made as of December   , 2021 by and between Trinity Biotech Investment Limited, as Issuer (the “Company”), Trinity Biotech Plc, as Guarantor (the “Parent”), and [                                            ], (the “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them set forth in the Indenture, dated as of April 9, 2015 (the “Indenture”), by and among the Company, the Parent and Wilmington Trust, National Association, as Trustee (the “Trustee”).

RECITALS:

WHEREAS, the Holder is owner of 4% Exchangeable Senior Notes, due 2045 in the principal amount of $[                    ] (the “Notes”), pursuant to the terms of the Indenture;

WHEREAS, the Company, the Parent and Holder wish to agree, notwithstanding anything to the contrary in the Indenture, to a negotiated private exchange (the “Exchange”) and prepayment of the Notes, pursuant to which (i) the Company shall make a cash payment in the amount of $[                     ], plus accrued and unpaid interest on the Notes through, and including, the calendar day immediately prior to the Exchange Date, to the Holder (the “Cash Amount”), and (ii) the Parent shall issue and deliver to the Holder [           ] American Depositary Shares (“ADSs”) (each representing 4 ‘A’ ordinary shares, par value $0.0109 of Parent (the “Ordinary Shares”)) (the “Share Consideration” and together with the Cash Amount, the “Negotiated Exchange Consideration”), in connection with such exchange and prepayment;

WHEREAS, Holder is willing to accept an exchange and prepayment of the Notes by the Company and the Parent in the amount and form of the Negotiated Exchange Consideration (defined above), on and subject to the terms and conditions set forth in this Agreement; and

WHEREAS, the Parent and certain of its subsidiaries are in the process of negotiating and concluding a form of credit facility (the “Credit Facility”) to be provided by, among others, Perceptive Credit Holdings III, LP, as Administrative Agent and as a Lender (together with its successors and assigns (the “Lenders”), the drawdown (the “Drawdown”) of which facility shall be conditional on, among other things, the approval by a requisite majority of the Parent’s shareholders at a general meeting of such shareholders of (among other things) the issuance of the Share Consideration, the issuance of a warrant to subscribe for ADSs to be delivered to the Lenders pursuant to the terms of the Credit Facility, a general authority to issue Ordinary Shares, in each case without the application of Irish statutory pre-emption rights, and an increase in the authorized share capital of the Parent (each approval required of the shareholders of the Parent under the terms of the Credit Facility the “Requisite Approvals”);

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.          Negotiated Exchange and Payoff.

(a)          Notwithstanding anything to the contrary (but subject to Section 1(b) below), the parties agree that, subject to (i) satisfaction of the conditions precedent set forth in Sections 4 and 5 of this Agreement and (ii) and the Parent obtaining the Requisite Approvals, on the third Nasdaq trading date following the date of the Requisite Approvals (the “Exchange Date”) and in exchange for delivery of the Notes via DTC to the account notified by the Company to Holder at least two (2) trading days prior to the Exchange Date, (x) the Company shall pay the Cash Amount to Holder by wire transfer of immediately available funds to the account notified by Holder to the Company at least two (2) trading days prior to the Exchange Date and (y) the Company shall cause the Parent to issue and deliver the Share Consideration to Holder via DWAC to the account notified by Holder to the Parent and the Company at least two (2) trading days prior to the Exchange Date. The Company shall pay-up the Ordinary Shares representing the Share Consideration (including any Convertible Instrument ADSs (as hereinafter defined), or procure that such Ordinary Shares (including any Convertible Instrument ADSs) are paid-up by another non-Irish subsidiary of the Parent, in full in cash, including, if applicable, any additional paid in capital (so as to be validly issued for the purposes of the requirements of the Irish Companies Act 2014).

(b)          If on the Exchange Date, the number of Ordinary Shares underlying the ADSs then beneficially owned by the Holder and its affiliates and any other persons or entities whose beneficial ownership of Ordinary Shares would be aggregated with Holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including Ordinary Shares held by any “group” of which the holder is a member, but excluding Ordinary Shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to exchange, exercise or purchase similar to the limitation set forth herein) would exceed 9.99% of the total number of Ordinary Shares then issued and outstanding (any ADSs which are not deliverable as a result of this restriction, “Excess ADSs”), the delivery of any ADSs that would constitute Excess ADSs shall not be made.  In lieu of delivery of the Excess ADSs, the Parent shall deliver a fully paid convertible instrument on the Exchange Date (the “Convertible Instrument”) on terms and conditions satisfactory to the Holder providing for the right to receive, for no consideration other than exchange or conversion of such convertible instrument, fully paid ADSs that are Freely Tradable (as defined below) on Nasdaq in equal number to the Excess ADSs (the “Convertible Instrument ADSs”). The Convertible Instrument shall contain limitations on the right to exchange or exercise substantially similar to the limitations set forth in this Section 1(b)).  Subject to the limitations on the right to exchange or exercise contained therein, the Convertible Instrument shall provide that the Holder will have the right to exchange or exercise the Convertible Instrument for Convertible Instrument ADSs upon delivery of written notice to Parent two (2) trading days’ prior to the requested exchange or exercise date.  For purposes of this Section 1(b), “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the SEC, and the percentage held by such holder will be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.  Upon the written request of the Holder, the Parent will, within two (2) trading days, confirm orally and in writing to such Holder the number of Ordinary Shares then outstanding, including by virtue of any prior conversion or exercise or exchange of convertible or exercisable or exchangeable securities into Ordinary Shares or ADSs, including, without limitation, pursuant to this Agreement.  Upon request by the Company, Holder shall, within two (2) trading days, certify to the Company how many Ordinary Shares are beneficially owned by Holder for determining compliance with this Section 1(b).  Notwithstanding anything to the contrary in this Agreement, any amendment to this Section 1(b) (or any amendment to this Agreement that would have the effect of amending this Section 1(b)) will not be effective until the 61st day after execution of such amendment.

(c)          Provided that (i) no default by either the Parent, Company or Holder has occurred under this Agreement and (ii) the Parent and the Company have otherwise timely complied with their obligations in Section 1(a) and Section 1(b), Holder agrees that the payment and delivery by the Parent and the Company to Holder of the Negotiated Exchange Consideration (including the Convertible Instrument) shall serve as full satisfaction of the Company’s and the Parent’s obligations to the Holder hereunder.  The Share Consideration delivered to Holder shall be issued without a securities law restrictive legend and shall be Freely Tradable by the Holder on Nasdaq.  For the purposes of Section 1(b), this Section 1(c) and Section 2(f) below, “Freely Tradable” means that (a) the ADSs constituting the Share Consideration have been cleared and approved for public resale by the compliance departments of Holder’s brokerage firm and the clearing firm servicing such brokerage, and (b) such ADSs are held in the name of the clearing firm servicing Holder’s brokerage firm on an unrestricted basis and have been deposited into such clearing firm’s account for the benefit of Holder.

(d)          Following receipt by the Trustee of the Notes by DWAC on the Exchange Date, the Company will promptly take all steps necessary to cancel the Notes.

2.          Representations and Warranties of the Parent and the Company.  The Parent and the Company represent and warrant to the Holder on the date hereof, the Exchange Date, and each day falling between the date hereof and the Exchange Date that:

(a)          Organization and Qualification.  The Parent and the Company are each entities duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Parent nor the Company is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.

(b)          The Company.  All of the outstanding shares of capital stock of the Company are owned by the Parent, free and clear of all liens, and none of the outstanding shares of the Company are subject to any outstanding option, warrant, right of conversion or purchase of any similar right. The Company’s sole purpose is the issuance of securities, the net proceeds of which are utilized by the Parent or other wholly-owned subsidiaries of the Parent, and the Company does not have material assets or material liabilities other than those associated with financing the business of the Parent and its subsidiaries.

(c)          Authorization; Enforcement.  The execution of this Agreement has been duly and validly authorized on behalf of the Company and the Parent and, subject to obtaining the Requisite Approvals and Drawdown, the execution and delivery of this Agreement by the Company and the Parent and the consummation by them of the transactions contemplated hereby and thereby (including the issuance of all Share Consideration) constitutes the valid, binding and enforceable obligations of the Company and the Parent in accordance with their terms, and no further action is required in connection herewith or therewith other than the Requisite Approvals. This Agreement has been duly executed by the Company and the Parent and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company and the Parent enforceable against the Company and the Parent in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)          Other Notes.  Over 99% of the  notes constituted under the Indenture are subject to an agreement in form and substance substantially identical to this Agreement (collectively, the “Other Exchange Agreements”), each of which contemplates a simultaneous settlement with the Exchange on the Exchange Date;

(e)          Credit Facility.  The execution of the Credit Facility and the transactions contemplated thereby have been duly and validly authorized on behalf of the Parent and each of its subsidiaries party thereto, and the Credit Facility has been duly executed and delivered by the Company and each of its subsidiaries party thereto in accordance with the terms thereof. The execution and delivery of the Credit Facility by the Parent and each of its subsidiaries party thereto and the consummation by them of the transactions contemplated thereby constitute the valid, binding and enforceable obligations of the Parent and its subsidiaries in accordance with their terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.  Other than the Requisite Approvals, the Drawdown does not require the consent or approval of any Person.  Following the Drawdown, the Company will have all funds necessary to pay the Cash Amount and the Parent and the Company will have all funds necessary to pay all other amounts payable in connection with the consummation of the Exchange.

(f)          Issuance of Share Consideration.  When issued, the Ordinary Shares underlying the ADSs comprising the Share Consideration will be duly authorized, validly issued, fully paid, non-assessable, free of pre-emptive or similar rights, and, free and clear of all options, contracts, agreements, liens, security interests, or other encumbrances. The receipts evidencing the ADSs comprising the Share Consideration will be duly authorized, validly issued, fully paid, non-assessable, free of pre-emptive or similar rights, and, free and clear of all options, contracts, agreements, liens, security interests, or other encumbrances upon deposit of the related shares of Ordinary Shares with the depositary in accordance with the applicable depositary agreement. Upon issuance in accordance herewith, the issuance by the Company of the Share Consideration shall be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and all of the ADSs comprising the Share Consideration will be freely transferable and Freely Tradable by the Holder without restriction pursuant to Rule 144 of the Securities Act.  The ADSs comprising the Share Consideration shall not bear any restrictive or other legends or notations.

(g)          No Conflicts.  Subject to the Parent obtaining the Requisite Approvals, the execution, delivery and performance by the Parent and the Company of this Agreement, the issuance of the Share Consideration, the Drawdown under the Credit Facility and payment of the Cash Amount, and the consummation by the Parent and the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with, violate or result in a breach of any provision of, or constitute a default under, or result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, (A) the articles of association or memorandum of association of the Company, (B) the articles of association or memorandum of association of the Parent, (C) the Credit Facility, (D) the applicable depositary agreement with the depositary for the ADSs comprising the Share Consideration, (E) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Parent or any of its subsidiaries is a party and was filed or was required to be filed with the United States Securities and Exchange Commission, or (F) any permit, government license, judgment, order, decree, ruling, injunction, statute, law, ordinance, rule or regulation applicable to the Parent or any of its subsidiaries, other than in the cases of clauses (E) and (F) as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect and would not materially affect the Company’s or the Parent’s ability to comply with its obligations under this Agreement; or (ii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Parent or the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Parent or the Company is bound or affected.

(h)          Acknowledgment Regarding the Exchange.  The Company and the Parent have relied upon their own independent analysis of all relevant matters, including, without limitation, the value of the Cash Amount and the Share Consideration, in determining to enter into this Agreement and have not relied upon the representation or warranty of Holder with respect thereto in determining to enter into this Agreement.  The Company and the Parent acknowledge and agree that the Holder is acting solely as a principal in the capacity of an arm’s length third party with respect to this Agreement and the transactions contemplated hereby.

(i)          SEC Reports; Financial Statements.  The Parent has filed all reports, schedules, forms, statements and other documents required to be filed by the Parent under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) of the Exchange Act, for the two years preceding the date hereof (or such shorter period as the Parent was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j)          Filings, Consents and Approvals.  Other than the Requisite Approvals, neither the Parent nor the Company is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or any natural person, firm, partnership, association, corporation, company, trust, business trust or other entity (including Nasdaq) (each, a “Person”) in connection with the execution, delivery and performance by the Parent and the Company of this Agreement.

(k)          Capitalization.  Subject to obtaining the Requisite Approvals, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Other than the Notes and awards issued under the Parent’s existing equity award plans, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any Ordinary Shares or ADSs, or contracts, commitments, understandings or arrangements by which the Parent or any subsidiary is or may become bound to issue additional shares of Ordinary Shares or ADSs or any securities of the Parent which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs. Save for the Requisite Approvals, no further approval or authorization of any stockholder, the Parent’s board of directors or others is required for the issuance of the Share Consideration. There are no stockholder agreements or other similar agreements with respect to the Parent’s capital stock to which the Parent is a party or, to the knowledge of the Parent, between or among any of the Parent’s stockholders.

(l)          DTC Eligibility.  The Parent, through the depositary, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Share Consideration can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(m)          Material Changes; Undisclosed Events, Liabilities or Developments.  Except as set forth in the 6-K Filing, since the respective dates as of which information is disclosed within the SEC Reports as of the date of this Agreement: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a material adverse effect; (ii) the Parent has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Parent’s financial statements pursuant to IFRS or disclosed in filings made with the SEC; (iii) the Parent has not altered its method of accounting; (iv) the Parent has not declared or made any dividend or distribution of cash or other property to its stockholder or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Parent has not issued any equity securities to any officer, director or affiliate, except pursuant to existing stock option plans.  The Parent does not have pending any request for confidential treatment of information before the SEC.  Except for the issuance of the Share Consideration and the entry into the Credit Facility contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Parent or any of its subsidiaries or their respective businesses, properties, operations, assets or financial condition, that would be required to be disclosed by the Parent under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) trading day prior to the date that this representation is made.

(n)          Disclosure.  Following the filing of the 6-K Filing and the publication of the Press Release, the Parent confirms that neither it nor any other Person acting on its behalf has provided the Holder or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information.  The Parent confirms that the SEC Reports, taken together with the 6-K Filing, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Parent understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in securities of the Parent. The Parent and the Company acknowledge and agree that the Holder makes no, nor has made any, representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

3.          Representations and Warranties of the Holder.  The Holder (including, for the purposes of this Section 3, certain affiliates of the Holder) represents and warrants to the Parent and the Company as of the date hereof that:

(a)          Ownership of the Notes.  The Holder is the beneficial owner of the Notes. The Holder paid for the Notes, and has continuously held the Notes since their purchase. The Holder owns the Notes outright and free and clear of any options, contracts, agreements, liens, security interests, or other encumbrances.

(b)          Authorization; Enforcement.  The execution of this Agreement has been duly and validly authorized on behalf of the Holder and constitutes the valid, binding and enforceable obligation of the Holder in accordance with its terms, and no further action is required in connection herewith or therewith. This Agreement has been duly executed by the Holder and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c)          Holder’s Status.  The Holder is not, and has not been, for a period of at least three months prior to the date of this Agreement a “beneficial owner” of more than 10% of the Parent’s capital stock (as defined for purposes of Rule 13d-3 of the Exchange Act).

4.          Conditions Precedent to Obligations of the Parent and the Company.  The obligation of the Parent and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of each of the following conditions, provided that these conditions are for the Parent and the Company’s sole benefit and may be waived by the Parent and the Company at any time in their sole discretion by providing the Holder with prior written notice thereof:

(a)          No Prohibition.  No order of any court, arbitrator, or governmental or regulatory authority shall be in effect which purports to enjoin or restrain any of the transactions contemplated by this Agreement; and

(b)          Representations.  The accuracy in all material respects when made of the representations and warranties of the Holder contained herein.

5.          Conditions Precedent to Obligations of the Holder.  The obligations of the Holder contemplated by this Agreement are subject to the satisfaction of each of the following conditions, as determined in the sole discretion of the Holder, provided that these conditions are for the Holder’s sole benefit and may be waived by the Holder at any time in its sole discretion by providing the Parent with written notice thereof:

(a)          Nasdaq Listing.  The listing of the Company’s ADSs on Nasdaq remains in full force and effect;

(b)          Cleansing Announcement.  The 6-K Filing (as defined below) and Press Release (as defined below) shall have been made in accordance with Section 6 and such materials remain true and accurate and not misleading in any material respect;

(c)          Payment of Expenses.  The total out-of-pocket expenses of the Holder and the other holders of Notes that are exchanging their Notes on the Exchange Date, not to exceed $65,000, incurred in connection with the negotiation, evaluation or execution of (i) the Exchange and (ii) this Agreement, including the fees and disbursements of the Holder’s legal advisers, shall have been paid or reimbursed (or Holder shall have received evidence satisfactory to it that such amounts shall be deducted out of the Drawdown), to the extent due and payable on or prior to the Exchange Date and invoiced at least two (2) trading days prior to the Exchange Date;

(d)          Officer’s Certificate.  Receipt of a certificate of an officer of the Parent and receipt of a certificate of an officer of the Company, in each case dated as of the date of this Agreement and as of the Exchange Date, confirming the compliance by the Parent and the Company with the applicable conditions precedent set forth in this Section 5 as of such date;

(e)          No Prohibition.  No order of any court, arbitrator, or governmental or regulatory authority shall be in effect which purports to enjoin or restrain any of the transactions contemplated by this Agreement;

(f)          Representations.  The representations and warranties of the Parent and the Company (i) shall be true and correct in all material respects when made for such representations and warranties contained herein that are not qualified by “materiality” or “material adverse effect” and (ii) shall be true and correct when made for such representations and warranties contained herein that are qualified by “materiality” or “material adverse effect”;

(g)          Obligations.  All obligations, covenants and agreements of the Parent and the Company required to be performed at or prior to the Exchange Date shall have been performed;

(h)          No Litigation.  No lawsuit, claim, proceeding or action shall have been commenced or, to the best of the knowledge of the Parent or the Company, threatened with respect to the Exchange or with respect to any of the transactions in connection with, or contemplated by, the Exchange, or this Agreement before any court, agency or other governmental body of any jurisdiction;

(i)          No Insolvency Event.  No action, steps or legal proceedings shall have been commenced by or against, or, to the best of the knowledge of the Parent and the Company, threatened against, either of them or any subsidiary seeking to adjudicate the Parent or the Company or any subsidiary as bankrupt or insolvent, or seeking liquidation, administration, winding up, reorganization, arrangement, adjustment, protection, moratorium, relief or composition of such entity or its debts or for any similar or analogous proceedings in any jurisdiction, or for such entity to enter into any arrangement or composition for the benefit of creditors, or for the appointment of a custodian, receiver, monitor, trustee or other similar official for such entity; and

(j)          No Market Disruption Event or Regulatory Disruption Event. From the date hereof to the Exchange Date, no Market Disruption Event or Regulatory Disruption Event shall have occurred. For the purposes of this Section 5(j), “Market Disruption Event” means, in relation to the Ordinary Shares or ADSs, (i) a failure by the relevant  trading market to open for trading during its regular trading session or (ii) the occurrence or existence during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) or (iii) any other market disruption in respect to any such security or contract, in each case as determined in the sole discretion of the Holder. For the purposes of this Section 5(j), “Regulatory Disruption Event” means that Holder has concluded, in its sole discretion, that it is advisable with respect to any legal, regulatory or self-regulatory requirements or related determinations, policies or procedures, for it or its affiliate or agents to refrain from effecting transactions with respect to all or any portion of securities of the Parent.

6.          Additional Covenants.

(a)          Disclosure.  The Parent shall, prior to open of trading on the Nasdaq trading day immediately following the date of this Agreement, file a Current Report on Form 6-K (the “6-K Filing”) and issue a press release (the “Press Release”), in each case in form and substance satisfactory to the Holder, disclosing all material terms of the transactions contemplated hereby.  The 6-K Filing shall attach as exhibits thereto a copy of the Credit Facility and this Agreement, redacted as appropriate to remove the names of Holders or other Holder-specific information.  The Parent agrees that the Holder shall not be in possession of any material, nonpublic information received from the Parent or any of its respective officers, directors, employees or agents that is not disclosed in the 6-K Filing. The Parent shall not, and shall cause its officers, directors, employees and agents not to, provide the Holder with any material, nonpublic information regarding the Parent from and after the filing of the 6-K Filing without the express written consent of the Holder. The Parent shall not disclose the name of the Holder in any filing, announcement, release or otherwise, unless such disclosure is required by law or regulation.  Other than the Parent’s confidentiality undertaking referenced in the preceding sentence (for the benefit of the Holder), effective upon the filing of the 6-K Filing, the Parent acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Parent, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate.

(b)          Requisite Approvals.  The Parent shall use its best efforts to secure the Requisite Approvals as promptly as practicable following the date of this Agreement.

(c)          Credit Facility.  The Parent shall use its best efforts to cause the Drawdown under the Credit Facility to take place as soon as practicable following the date of this Agreement, but in any event no later than the Exchange Date.

(d)          Board Composition.  Following the issuance of the Press Release and in any event within four months of the Exchange Date, the Parent will.

(i) appoint an internationally recognized director search firm to find three (3) independent directors with experience, skill and cost appropriate to the Parent for appointment to the board of directors of the Parent (the “New Independent Directors”);

(ii) use its best efforts to select and appoint such new directors within four months of the Exchange Date (but in any event shall appoint such new directors no later than six months following the Exchange Date); and

(iii) form a committee of the Board consisting of Ronan O’Caoimh, Clint Severson and James D. Merselis to select the New Independent Directors (the “Appointment Committee”).

The Appointment Committee shall consult with and reasonably consider the views of shareholders in selecting and appointing such New Independent Directors (but shall not be bound by any such views) and shall use reasonable efforts to ensure that such New Independent Directors, collectively, have the experience, skill and cost appropriate to the Parent, including, without limitation, that at least one person has substantial public and/or private investment experience, and that one person has substantial experience at a diagnostics testing business having annualized revenues greater than $1 billion. When considering candidates the Appointment Committee shall take into consideration the need for the Parent to retain its Irish tax status and status as a foreign private issuer under the federal securities laws. At such time as the Appointment Committee has selected three nominees to be appointed as New Independent Directors and has received their acceptance to serve in such capacity, the Parent shall accept the resignations of Kevin Tansley and Dr. Jim Walsh effective from the appointment of the New Independent Directors. Promptly after the election of the New Independent Directors, the Parent will adopt a formal appointment and structured induction process for new directors that is consistent with the terms of the 2018 version of the QCA Corporate Governance Code, to the extent compatible with U.S. Securities and Exchange Commission and Nasdaq Corporate Governance standards applicable to the Parent and the Parent’s existing American Depositary Receipt program.

(e)          Corporate Governance.  Following the appointment of the New Independent Directors and in any event within six months of the Exchange Date, the Parent will procure that the Board and each of its committees (as applicable) adopt (and maintain in place) the following governance charters (the “Charters”):

(i)	Board charter;

(ii)	audit committee charter;

(iii)	remuneration committee charter; and

(iv)	nomination committee charter. To the extent that there is not already a nomination committee the Board shall form one within the six month period following the Exchange Date.

Each Charter shall set out (i) the roles, responsibilities and authorities of the Board or relevant committee (as applicable) and (ii) the composition of the Board or relevant committee (as applicable).

Specifically, the Charters shall provide that:

(i)	the Board shall use its best efforts to ensure that the Board shall at all times consist of seven (7) directors, at least five (5) of whom shall be independent directors;

(ii)
in the event an independent director resigns, or is otherwise unable to continue to serve as a director, the nomination committee shall nominate a successor director for appointment to the Board within six months;

(iii)	in order to be considered ‘independent’ a director must meet the standards set out in the NASDAQ Stock Market Rules; and

(iv)	the remuneration committee shall consist of at least two independent directors.

The Parent shall no later than January 1, 2023, comply with the requirements of and be consistent with the corporate governance requirements of the NASDAQ Stock Market Rules (save that the Parent shall not avail of any derogation permitted to it under NASDAQ Stock Market Rule 5615(a)(3) as a foreign private issuer, provided, that, the Parent may avail itself of derogations permitted to it under NASDAQ Stock Market Rule 5615(a)(3) (x) to continue to follow the existing quorum requirements in its Articles of Association for shareholder meetings, and (y) to the extent failure to avail itself of a derogation permitted to it under NASDAQ Stock Market Rule 5615(a)(3) would be a breach of Irish law.

The independent directors shall annually review the Charters and the corporate governance arrangements set out in Section 6(d) and this Section 6(e) to determine whether they should be updated or amended and shall determine whether the Parent shall avail itself of any exceptions to the corporate governance requirements of the NASDAQ Stock Market Rules as permitted under NASDAQ Stock Market Rule 5615(a)(3) as a foreign private issuer.

7.          Counterparts.  This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All such counterparts shall be construed together and shall constitute one instrument, but in making proof hereof it shall only be necessary to produce one such counterpart.

8.          Governing Law.

(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the federal district court or state court within New York County. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8(a), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

(b)          EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8(B).

9.          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or sent via email (with receipt confirmed) as follows:

If to Holder, to:
With a copy (which shall not constitute actual or constructive notice) to:
If to the Parent and the Company, to:	c/o Trinity Biotech plc IDA Business Park, Bray Co. Wicklow, Ireland A98 H5C8
With a copy (which shall not constitute actual or constructive notice) to:
With a copy (which shall not constitute actual or constructive notice) to:

10.          Entire Agreement; Amendment. This Agreement embodies the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior communications, written or oral, with respect hereto. The terms and conditions hereof may not be modified, altered or otherwise amended except by an instrument in writing executed by the Company, the Parent and Holder.

11.          No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

12.          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, successors in title and assigns.  The Holder may assign some or all of its rights hereunder to any of its affiliates without the consent of the Parent and the Company, in which event such assignee shall be deemed to be the Holder hereunder with respect to such assigned rights.

13.          No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

14.          Termination. The Holder may terminate this Agreement if (a) there has occurred any breach or withdrawal by the Parent or the Company of any covenant, representation or warranty set forth in Section 1, Section 2, Section 6, or Section 18 or (b) there has been a delay in the delivery of the Share Consideration beyond the Exchange Date. This Agreement shall automatically terminate if the Exchange Date has not occurred on or prior to January 31, 2022.

15.          Survival of Provisions.  The representations and warranties of the Parent and the Company made in Section 2 and the obligations of the Parent and the Company under Sections 6 and 18, and Sections 1(b), 7, 8, 9, 10, 11, 12, 13, 15, 16, 17, and 19 shall survive the Exchange Date.

16.          Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

17.          Severability.  If any provision of this Agreement shall, to any extent, be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and every provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

18.          Expenses.  Whether or not any part of the Exchange is completed, the Parent and the Company jointly and severally agree to promptly pay directly or reimburse the Holder and the other holders of Notes that are exchanging their Notes on the Exchange Date for up to $65,000 of out-of-pocket expenses incurred in connection with the negotiation, evaluation or execution of (i) the Exchange and (ii) this Agreement, including the fees and disbursements of the Holder’s legal advisers.

19.          Electronic Signatures.  Any signature (including any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record) hereto or to any other certificate, agreement or document related to this transaction, and any contract formation or record-keeping through electronic means shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based recordkeeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any similar state law based on the Uniform Electronic Transactions Act, and the parties hereby waive any objection to the contrary.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized officers, all as of the date first written above.

Trinity Biotech Investment Limited. By: ________________________________________________ Name: Title:
Trinity Biotech plc By: ________________________________________________ Name: Title:

[ ] By: ________________________________________________ Name: Title: